UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM              TO

COMMISSION FILE NUMBER 1-12001

ALLEGHENY TECHNOLOGIES RETIREMENT SAVINGS PLAN

(Title of Plan)

ALLEGHENY TECHNOLOGIES INCORPORATED

(Name of Issuer of securities held pursuant to the Plan)

1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479

(Address of Plan and principal executive offices of Issuer)

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Allegheny Technologies Retirement Savings Plan

Years Ended December 31, 2011 and 2010

With Report of Independent Registered Public Accounting Firm

Allegheny Technologies Retirement Savings Plan

Audited Financial Statements

and Supplemental Schedule

Years Ended December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

Allegheny Technologies Incorporated

We have audited the accompanying statements of net assets available for benefits of the Allegheny Technologies Retirement Savings Plan as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania

June 25, 2012

Allegheny Technologies Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2011	2010
Investments at fair value:
Interest in registered investment companies	$107,028,650	$173,468,134
Interest in synthetic investment contracts	97,938,187	85,820,716
Interest in common collective trusts	69,494,572	2,303,779
Corporate common stocks	25,657,829	28,165,444
Interest-bearing cash and cash equivalents	—	16,064,166

Total investments at fair value	300,119,238	305,822,239

Notes receivable from participants	3,455,176	3,674,030
Contributions receivable	572,295	12,903

	4,027,471	3,686,933

Net assets available reflecting investments at fair value	304,146,709	309,509,172
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,941,772)	(2,609,478)

Net assets available for benefits	$300,204,937	$306,899,694

See accompanying notes.

Allegheny Technologies Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2011	2010
Contributions:
Employer	$8,471,819	$7,775,975
Employee	7,957,411	7,390,554
Rollovers	307,142	558,049

Total contributions	16,736,372	15,724,578

Interest income on notes receivable from participants	182,201	201,901

Investment income/(loss):
Net gain/(loss) on corporate common stocks	(2,581,763)	6,610,304
Net gain/(loss) from interest in common collective trusts	(2,169,198)	1,296,358
Net gain/(loss) from interest in registered investment companies	(1,773,265)	20,627,222
Interest income	—	1,004,971
Other	2,696,810	2,574,235

Total investment income/(loss)	(3,827,416)	32,113,090

	13,091,157	48,039,569

Distributions to participants	(19,182,355)	(20,333,435)
Administrative expenses and other, net	(603,559)	(492,083)

	(19,785,914)	(20,825,518)

Net increase/(decrease) in net assets available for benefits	(6,694,757)	27,214,051
Net assets available for benefits at beginning of year	306,899,694	279,685,643

Net assets available for benefits at end of year	$300,204,937	$306,899,694

See accompanying notes.

Allegheny Technologies Retirement Savings Plan

Notes to Financial Statements

December 31, 2011

1. Significant Accounting Policies

Use of Estimates and Basis of Accounting

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes and supplemental schedules. Actual results could differ from those estimates.

The financial statements are prepared under the accrual basis of accounting.

Investment Valuation

Investments are reported at fair value. Fully benefit-responsive investment contracts held by a defined contribution plan are reported at fair value in the Plan’s statement of net assets available for benefits with a corresponding adjustment to reflect these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Participant Loans

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses were recorded as of December 31, 2011 or 2010. If a participant ceases to make a note repayment and the plan administrator deems the note to be a distribution, the note receivable balance is reduced and a benefit payment is recorded.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards.” ASU 2011-04 was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This pronouncement is effective for reporting periods beginning on or after December 15, 2011, with early adoption prohibited. The new guidance will require prospective application. The adoption of this pronouncement is not expected to have a material impact on the Plan’s financial statements.

Allegheny Technologies Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2011

2. Description of the Plan

The Allegheny Technologies Retirement Savings Plan (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The purpose of the Plan is to provide retirement benefits to eligible employees through Company contributions and to encourage employee thrift by permitting eligible employees to defer a part of their compensation and contribute such deferral to the Plan. The Plan allows employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations. Depending on participants’ years of service, qualifying employee contributions are matched by the respective employing companies, which are Allegheny Technologies Incorporated (ATI, the Plan Sponsor) and affiliates of ATI, up to 4% of participants’ salary. In addition, for non-bargaining unit employees, the respective employing companies contribute 6.5% of participants’ monthly pensionable earnings, as described in the Plan, and in addition contribute $43.34 per month per participant. The Plan allows participants to direct their contributions, and contributions made on their behalf, to any of the investment alternatives. Unless otherwise specified by the participant, contributions are made to the QDIA (Qualified Default Investment Alternative), The Vanguard Target Retirement Fund that most closely matches the participants 65th birthday date (e.g. Vanguard Target Retirement Income 2020 Fund).

Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan’s trustee, Mercer Trust Company, for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor. Participants may make “in-service” and hardship withdrawals as outlined in the plan document.

Active employees can borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $1,000 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General purpose loans are repaid over 6 to 60 months, and primary residence loans are repaid over periods up to 180 months. Payments are made by payroll deductions.

Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the plan documents, summary plan description, and related contracts. These documents are available from the Plan Sponsor.

Allegheny Technologies Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2011

3. Investments

The BNY Mellon Stable Value Fund (the Fund) invests in guaranteed investment contracts (GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs and these assets are owned by the Plan. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs were comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs), common collective trusts (CCT) and pooled separated account, and collateralized mortgage obligations (CMOs).

Interest crediting rates on the GICs in the Fund are determined at the time of purchase. The Fund had no GIC investments for the periods presented. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate, (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly within a “constant duration.” A constant duration contract may specify a duration of 2.5 years, and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures.

Average yields for all fully benefit-responsive investment contracts for the years ended December 31, 2011 and 2010 were as follows:

	Years Ended December 31
	2011	2010
Based on actual earnings	2.54%	3.01%
Based on interest rate credited to participants	2.31%	2.90%

Although it is management’s intention to hold the investment contracts in the Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity. If the Plan were deemed to be in violation of ERISA or lose its tax exempt status, among other events, the issuers of the fully responsive investment contracts would have the ability to terminate the contracts and settle at an amount different from contract value.

Certain investments are subject to restrictions or limitations if the Plan Sponsor decided to entirely exit an investment. Investments in registered investment companies and the Fund may require at least 30 days prior notice to completely withdraw from the investments. The targeted date fund investments held in common collective trusts currently do not require the prior approval of the investment manager if the Plan Sponsor decides to entirely exit these investments, but prior trade date notification is necessary to effect timely securities settlement or delivery of an investment’s liquidation and transfer to another investment.

Allegheny Technologies Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2011

3. Investments (continued)

The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31
	2011	2010
Prudential Core Conservative Intermediate Bond Fund**	$30,592,904	$27,957,168
Allegheny Technologies Incorporated common stock	25,657,829	28,165,444
American Funds Growth Fund of America	19,914,308	23,152,297
Alliance Bernstein Small Mid Cap Value Fund	15,680,910	19,646,199
Vanguard Institutional Index Fund	15,083,614	16,010,060
MSIF Small Company Growth Fund*	12,995,922	15,353,658
EB Temporary Investment Fund of Bank of New York Mellon*	—	16,064,166

* Current year presented for comparative purposes only

** Held within SICs

Investments in SICs at contract value that represent 5% or more of the Plan’s net assets were as follows:

	December 31
	2011	2010
Monumental Life Ins. Co. Constant Duration SIC	$29,760,485	$27,806,101
Prudential Constant Duration SIC	29,049,310	27,115,036
United of Omaha Fixed Maturity SIC*	20,108,719	—

* Prior year presented for comparative purposes only

4. Fair Value Measurements

In accordance with accounting standards, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The accounting standards establish a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

Allegheny Technologies Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2011

4. Fair Value Measurements (continued)

Determination of Fair Value

Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. In addition to market information, models may also incorporate transaction details, such as maturity. Valuation adjustments, such as liquidity valuation adjustments, may be necessary when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) markets. Liquidity adjustments are not taken for positions classified within Level 1 (as defined below) of the fair value hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Valuation Hierarchy

The three levels of inputs to measure fair value are as follows:

Level 1 – Quoted prices in active markets for identical assets and liabilities.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Allegheny Technologies Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2011

4. Fair Value Measurements (continued)

Valuation Methodologies

The valuation methodologies used for assets and liabilities measured at fair value, including their general classification based on the fair value hierarchy, includes the following:

•

Cash and cash equivalents – Where the net asset value (NAV) is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy. In certain cases, NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within Level 2 of the valuation hierarchy.

•

Corporate common stocks – These investments are valued at the closing price reported on the major market on which the individual securities are traded. Substantially all common stock is classified within Level 1 of the valuation hierarchy.

•

Common collective trust funds and pooled separate accounts – These investments are investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified within Level 2 of the valuation hierarchy.

•

Registered investment companies – These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Where the NAV is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy. In certain cases, NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within Level 2 of the valuation hierarchy.

•

Corporate debt instruments, U.S. government and federal agency obligations, U.S. government-sponsored entity obligations, ABOs, CMOs and other – Where quoted prices are available in an active market, the investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. When quoted market prices for the specific security are not available in an active market, they are classified within Level 2 of the valuation hierarchy.

Allegheny Technologies Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2011

4. Fair Value Measurements (continued)

•

Synthetic investment contracts – Fair value is based on the underlying investments. The underlying investments include government agency bonds, corporate bonds, CCTs, a pooled separate account, ABOs and CMOs. Because inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, synthetic investment contracts are classified within Level 2 of the valuation hierarchy.

The following tables present the financial instruments carried at fair value by caption on the statements of net assets available for benefits and by category of the valuation hierarchy (as described above). The Plan had no assets classified within Level 3 of the valuation hierarchy. There were no reclassifications of assets between levels of the fair value hierarchy for the periods presented.

Assets measured at fair value on a recurring basis:

December 31, 2011	Level 1	Level 2	Total
Interest in registered investment companies (a)	$107,028,650	$—	$107,028,650
Interest in synthetic investment contracts (b)	—	97,938,187	97,938,187
Interest in common collective trusts (c)	—	69,494,572	69,494,572
Corporate common stock (d)	25,657,829	—	25,657,829

Total assets at fair value	$132,686,479	$167,432,759	$300,119,238

a)	This class includes approximately 51% U.S. equity funds, 11% non-U.S. equity funds, 19% balanced funds, and 19% fixed income funds.
b)	This class includes approximately 13% government and government agency bonds, 1% corporate bonds, 3% residential mortgage-backed securities, 7% commercial mortgage-backed securities, 11% pooled separate accounts, 63% common/collective trusts, and 2% asset-backed securities. The CCTs within this asset class employ a strategy designed to satisfy investors seeking current income and capital appreciation.
c)	This class includes approximately 20% fixed income funds and 80% target dated funds. The target dated funds employ a strategy designed to become more conservative over time as the participant approaches the age of retirement.
d)	Comprised of ATI common stock.

Allegheny Technologies Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2011

4. Fair Value Measurements (continued)

December 31, 2010	Level 1	Level 2	Total
Interest in registered investment companies (a)	$173,468,134	$—	$173,468,134
Interest in synthetic investment contracts (b)	—	85,820,716	85,820,716
Interest in common collective trusts (c)	—	2,303,779	2,303,779
Corporate common stock (d)	28,165,444	—	28,165,444
Interest-bearing cash and cash equivalents	16,064,166	—	16,064,166

Total assets at fair value	$217,697,744	$88,124,495	$305,822,239

a)	This class includes approximately 37% U.S. equity funds, 10% non-U.S. equity funds, 13% balanced funds, 31% target date funds, and 9% fixed income funds.
b)	This class includes approximately 23% government and government agency bonds, 22% corporate bonds, 26% residential mortgage-backed securities, 11% commercial mortgage-backed securities, 4% short-term investments, and 14% asset-backed securities.
c)	This class includes approximately 100% fixed income funds.
d)	Comprised of ATI common stock.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated September 16, 2011 for amendments executed through December 15, 2009, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The earliest tax year open to U.S. Federal examination is 2008.

6. Plan Termination

Although it has not expressed any intent to do so, the employing companies have the right under the Plan to discontinue their contributions at any time and to terminate their respective participation in the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.

Allegheny Technologies Retirement Savings Plan

Notes to Financial Statements (continued)

December 31, 2011

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Allegheny Technologies Retirement Savings Plan

EIN: 25-1792394        Plan: 004

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Description	Current Value
Registered Investment Companies
Alliance Bernstein Small Mid Cap Value Fund	$15,680,910
American Funds Europacific Growth Fund	9,997,459
American Funds Growth Fund of America	19,914,308
MFS Value Fund	8,345,632
MSIF Small Company Growth Fund	12,995,922
Vanguard FTSE All-World Ex-US Index Fund	1,269,067
Vanguard Inflation-Protected Securities Fund	7,797,927
Vanguard Institutional Index Fund	15,083,614
Federated Money Market Fund	552,734
Vanguard Total Bond Market Index Fund	12,083,753

103,721,326

Self-Directed Accounts:
Pimco Real Return Fund	30,546
Janus Growth & Income Fund	31,716
Perkins Mid Cap Value Fund	32,333
Fidelity Nordic Countries Fund	33,576
Vanguard Windsor II Fund	34,358
Janus Fund	36,104
Internet Ultrasector Profund Investor Shares	36,840
Janus Growth & Income Fund	56,451
Janus Enterprise Fund	89,183
Janus Research Fund	39,504
Lazard Emerging Markets Portfolio Retail Class	39,586
Fidelity Select Software Fund	63,405
Fidelity Canada Fund	45,526
Marsico Growth Fund	47,757
Janus Contrarian Fund	49,883
Vanguard Precious Metals & Mining Fund	50,028
Jensen Quality Growth Fund	53,976
Vanguard Windsor II Fund	65,785
Fidelity International Discovery Fund	71,466
Fidelity Leveraged Company Stock Fund	73,386
Vanguard Wellington Fund	80,872
Pimco Total Return Fund	88,758
Pimco All Asset All Authority Fund	93,810
Wells Fargo Advantage Large Company Value Fund	127,328
Vanguard Dividend Growth Income Fund	132,024
Vanguard Energy Fund	151,143
Janus Global Select Fund	151,271
Rydex Inverse S&P 500 2X Strategy Fund	152,522
Scout International Fund	194,364
All other self-directed investments under $30,000	1,153,881
Cash balance liability	(58)

Total Self-Directed Accounts	3,307,324

Allegheny Technologies Retirement Savings Plan

EIN: 25-1792394        Plan: 004

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Description	Current Value
Total Registered Investment Companies	$107,028,650

Corporate Common Stock
Allegheny Technologies Incorporated*	$25,657,829

Common Collective Trusts
Mellon Stable Value Fund of The Bank of New York Mellon	$2,459,603
The Bank of New York Collective Trust Government Short Term Investment Fund of the Bank of New York Mellon	11,219,238
Vanguard Target Retirement 2010 Fund	1,435,901
Vanguard Target Retirement 2015 Fund	9,241,589
Vanguard Target Retirement 2020 Fund	13,205,464
Vanguard Target Retirement 2025 Fund	10,194,610
Vanguard Target Retirement 2030 Fund	8,524,896
Vanguard Target Retirement 2035 Fund	4,153,792
Vanguard Target Retirement 2040 Fund	2,772,148
Vanguard Target Retirement 2045 Fund	2,658,784
Vanguard Target Retirement 2050 Fund	1,355,770
Vanguard Target Retirement Income Fund	2,272,777
Adjustment from fair to book value	(72,169)

$69,422,403

Fixed Maturity Synthetic Contracts
CMBS, BACM 2002-2 A3	$351,813
CMBS, BACM 2005-3 A3A	1,151,759
GNMA Project Loans, GNR 06-51 A	251,064
Bank of America, N.A. Wrap contract	(39,595)

Bank of America, N.A. Fixed Maturity Synthetic Contract 03-040	1,715,041

CMBS, CDCMT 2002-FX1D1	910,703
CNP 2005-A A2	334,882
Freddie Mac, FHR 2891 NB	263,606
CMBS, MLMT 05-CIP1 A2	1,238,107
CMBS, CD05-CD1 A2 FX	215,442
State Street Bank Wrap contract	(23,077)

State Street Bank Fixed Maturity Synthetic Contract 105028	2,939,663

BMWOT 2011-A A3	450,478
CGCMT 2004-C1 A3	160,150
CSFB 2003-CK2 A4	232,465
FHR 3814 KE	376,050
FHR 3841 NE	379,082
FHR 3864 CA	378,554
FHR 3874 DH	607,951

Allegheny Technologies Retirement Savings Plan

EIN: 25-1792394        Plan: 004

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Description	Current Value
FHR 3909 UG	1,232,569
FNMA 0.9 11/07/14	679,024
FNR 2011-23 AB	367,728
FNR 2011-32 QB	392,935
FNR 2011-38 AG	374,489
FNR 2011-69 TB	564,702
FNR 2011-74 BA	391,613
GCCFC 2003-C2 A3	108,199
GE 1 7/8 09/16/13	183,664
GNR 2009-122 DG	579,636
GSMS 2004-GG2 A4	188,788
HAROT 11-1 A3	226,584
JPMCC 2005-LDP1 A4	646,724
LBUBS 2004-C1 A4	543,600
MLMT 2004-MKB1 A4	445,963
MSC 2004-T15 A4	535,851
T 0 3/4 06/15/14	2,915,476
T 0 3/8 11/15/14	6,996,285
TAOT 2011-A A3	226,138
UST 0 3/4 12/15/13	156,283
WBCMT 2006-C29 A2	14,476
WOART 2011-A A3	215,035
United of Omaha Wrap contract	(461,773)

United of Omaha Fixed Maturity Synthetic #SVW 15102	20,108,719

FHR 2934 OC	103,995
Natixis Financial Products Wrap contract	(468)

Natixis Financial Products Fixed Maturity Synthetic Contract #1245-01	103,527

Total Fixed Maturity Synthetic Contracts	$24,866,950

Separate Account Synthetic Contracts
ING Life & Annuity Co.	$10,757,096
Natixis Wrap contract	(365,257)

Total Separate Account Synthetic Contracts	$10,391,839

Constant Duration Synthetic Contracts
BlackRock, 1-3 Year Government Bond Index Fund	$933,263
BlackRock, 1-3 Year Credit Bond Index Fund	3,733,292
BlackRock, Asset-Backed Sec Index Fund	6,222,383
BlackRock, Comm Mortgage-Backed Sec Fund	935,076
BlackRock, Int Term Credit Bond Index Fund	6,871,435
BlackRock, Int Term Government Bond Index Fund	3,738,403

Allegheny Technologies Retirement Savings Plan

EIN: 25-1792394        Plan: 004

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Description	Current Value
BlackRock Global Investors, Long Term Government Bond Index Fund	1,894,086
BlackRock, Mortgage-Backed Sec Index Fund	6,868,386
Monumental Life Ins. Co. Wrap contract	(1,435,839)

Monumental Life Ins. Co. Constant Duration Synthetic Contract MDA00895TR	29,760,485

Prudential Core Conservative Intermediate Bond Fund	30,592,904
Prudential Wrap Contract	(1,543,594)

Prudential Constant Duration Synthetic Contract GA 62215	29,049,310

Total Constant Duration Synthetic Contracts	$58,809,795

Participant loans* (4.25% to 9.25%, with maturities through 2026)	$3,455,176

*Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED

ALLEGHENY TECHNOLOGIES RETIREMENT SAVINGS PLAN

Date: June 25, 2012	By:	/s/ Karl D. Schwartz
Karl D. Schwartz
Controller and Chief Accounting Officer
(Principal Accounting Officer and Duly Authorized Officer)